EXHIBIT 4.3

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

          AMENDMENT NO. 1, dated as of September 26, 2005 (this “Amendment”), to the RIGHTS AGREEMENT, dated as of February 23, 1996 and restated as of June 7, 2001 between EMISPHERE TECHNOLOGIES, INC., a Delaware corporation (the “Company”), and MELLON INVESTOR SERVICES, LLC, a New Jersey limited liability company as Rights Agent (the “Rights Agreement”).  All terms not otherwise defined herein shall have the meanings given such terms in the Rights Agreement.  Unless otherwise specified herein, all section references made herein are references to sections in the Rights Agreement.

W I T N E S S E T H:

          WHEREAS, on February 23, 1996, the Company adopted a stockholder rights plan (the “Rights Plan”) and executed a Rights Agreement between the Company and the Rights Agent (the “Rights Agreement”);

          WHEREAS, on June 7, 2001, the Company amended and restated the Rights Plan;

          WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may cause the Rights Agreement to be amended at any time prior to the Distribution Date without the approval of any holders of certificates representing Rights;

          WHEREAS, as of the date of this Amendment, the Distribution Date has not occurred;

          WHEREAS, on September 23, 2005, the Board of Directors of the Company (the “Board”) authorized and approved a financing transaction with (i) MHR Capital Partners (500) LP, a Delaware limited liability partnership, (ii) MHR Capital Partners (100) LP, a Delaware limited partnership, (iii) MHR Institutional Partners II LP, a Delaware limited partnership and (iv) MHR Institutional Partners IIA LP, a Delaware limited partnership (collectively, and including any of their respective affiliates, “MHR”), pursuant to which the Company agreed to enter into an Investment and Exchange Agreement and a Loan Agreement with MHR providing for, among other things, (i) the issuance by the Company of an 11% secured promissory note in the principal face amount of $15,000,000 (the “Original Note”), and that, upon the satisfaction of certain conditions precedent, MHR may convert the Original Note into a Convertible Promissory Note of the Company (the “Convertible Note”), which may be converted into shares of the Company’s Common Stock (the “ Conversion Shares”), pursuant to the terms thereof (the “MHR Transaction”) and (ii) the issuance by the Company to MHR of warrants to purchase up to 550,127 shares of the Company’s Common Stock (the “Warrants”);

          WHEREAS, the exchange by MHR of the Original Note for the Convertible Note and the Company’s issuance of the Conversion Shares, and the exercise of the Warrants by MHR may render MHR an “Acquiring Person” under the Rights Agreement;

          WHEREAS, in anticipation of and in connection with the execution and delivery of the Investment and Exchange Agreement and the Loan Agreement and the consummation of the MHR Transaction, on September 26, 2005, the Board authorized and approved an amendment of the Rights Agreement for the express purpose of rendering the Rights Agreement inapplicable to MHR and to the execution and delivery of the Investment and Exchange Agreement, the Loan Agreement, the issuance of the Convertible Note, the issuance of the Conversion Shares and each of the other transactions contemplated by the MHR Transaction;

          NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

          1. Notwithstanding anything to the contrary in the Rights Agreement, the Rights Agreement shall not apply to, and neither MHR nor its Subsidiaries, Affiliates or Associates will become an Acquiring Person upon, and no Distribution Date, Shares Acquisition Date or Business Combination will occur as a result of, (i) the approval, execution, delivery, consummation or performance of the Investment and Exchange Agreement, the Loan Agreement, or any other document or instrument contemplated by the MHR Transaction; (ii) the exchange by MHR of the Original Note for the Convertible Note; (iii) the issuance of the Conversion Shares upon the conversion of the Convertible Note; (iv) the issuance of any shares of the Company’s Common Stock upon the exercise by MHR of the Warrants or any other outstanding warrants to purchase shares of the Company’s Common Stock held by it as of the date hereof; or (v) the announcement or consummation of the MHR Transaction.

          2. The first sentence of the definition of “Acquiring Person” set forth in Section 1(a) is hereby amended and restated in its entirety as follows:

“Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 20% or more of the shares of Common Stock of the Company then outstanding, but shall not include the Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such plan, or any 2005 Special Exempt Person (as such term is hereinafter defined).

          3. A new definition is hereby added to Section 1 as Section 1(v), which new definition shall read in its entirety as follows:

“2005 Special Exempt Person” shall mean collectively, (i) MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (“MHR”), (ii) any Subsidiaries, Affiliates or Associates of MHR, and (iii) any Persons to whom shares of Common Stock of the Company are attributed due to their relationship with any Person described in the immediately preceding clauses (i) or (ii) (but only to the extent of such attribution).

          4. Section 3(a)(ii) is hereby amended by deleting the second and third parenthetical phrases and replacing them both with the following:

          “(other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such plan or any 2005 Special Exempt Person)

          5. Section 27 is hereby amended by inserting the following before the period at the end of the first sentence:

“; PROVIDED, FURTHER, such supplement or amendment does not, without the consent of the 2005 Special Exempt Person, alter or diminish the rights of the 2005 Special Exempt Person”

          6. Section 29 is hereby amended by inserting the following after the words “the Rights Agent” in the second line:

“, the 2005 Special Exempt Person”

          7. Except as amended hereby, the Rights Agreement shall continue in full force and effect.

          8. The laws of the State of Delaware shall govern the interpretation, validity and performance of the terms of this Amendment, regardless of the law that might be applied under principles of conflicts of laws.

          9. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same instrument.

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          IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Rights Agreement to be duly executed and attested, all as of the day and year first above written.

EMISPHERE TECHNOLOGIES, INC.

By:	/s/ Elliot Maza

Name:	Elliot Maza
Title:	Chief Financial Officer

Attest:

MELLON INVESTOR SERVICES LLC

By:	/s/ Regina Brown

Name:	Regina Brown
Title:	Vice President

Attest: